Close

New York City Investments

The HIT started the New York City Community Investment Initiative (NYCCII) in 2002 to help the City of New York address its urgent affordable housing needs in the aftermath of September 11th, when other investors were reluctant to invest capital.

Now in its third phase, the initiative has allowed the HIT to finance 53 transactions and has positively impacted the lives of thousands of New Yorkers across the five boroughs and neighboring Yonkers. With the ongoing severe shortage of housing for low- and middle-income families, the HIT has focused on helping to fill the gap through its network of developers, state and city housing agencies, labor leaders, and city officials.

Under the current phase, the New York City Housing Investment Strategy, the HIT set a goal of committing $1 billion to finance 20,000 housing units by 2023.

Its primary components are:

• Preservation of 12,500 - 15,000 affordable housing units

• New construction of 5,000 - 7,500 housing units

• Working with City and State Agencies to finance affordable housing and improve existing public housing

Economic Impact Data: Job and economic benefits in this document are estimates calculated by Pinnacle Economics and the HIT using an IMPLAN input-output model based on project data from the HIT and its subsidiary Building America; in 2017 dollars, as of September 30, 2018.

HIT Investments in New York City, 2002 - Present
Initiative	Total Housing Units	Low/Mod. or Workforce Housing Units	HIT Investment*	Estimated Value*
NYCCII Multifamily Investments (2002-2013)	21,840	21,234	$704,091,600	$3,244,742,457

Workforce Housing Initiative (2009 - 2015)	9,465	9,339	$293,597,000	$2,632,800,078

Housing Investment Strategy (2015 - present)	5,120	3,939	$198,580,000	$913,313,442

Total to Date	36,425	34,512	$1,196,268,600	$6,790,855,977

* Nominal dollars